SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2005

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                                 RADVision Ltd.

6-K Items

1. Press Release re RADVISION Real-Time 3G Video Information Solution is Part of Hutchison 3G Austria Network Deployment dated June 2, 2005.

2. Press Release re RADVISION Brings Advanced Conferencing Functionality to Microsoft Office Live Communications Server 2005 and Microsoft Office Communicator 2005 dated June 6, 2005.

3. Press Release re RADVISION Offers the World's First Remote 3G-324M Interoperability Testing Service dated June 17, 2005.

4. Press Release re ADVISORY/RADVISION Showcases Innovative Videoconferencing Solutions at Cisco's Annual User Conference in Las Vegas dated June 21, 2005.

5.   Press   Release  re   RADVISION's   Server   Platform   Tapped  by  Leading
     Telecommunications Provider to Develop IP Networking Applications dated June 29, 2005.

                                                                          ITEM 1

Press Release                                             Source: RADVISION LTD.

RADVISION Real-Time 3G Video Information Solution is Part of Hutchison 3G Austria Network Deployment

Thursday June 2, 7:00 am ET

Advanced Video Services Platform Enables Interactive Streaming of Internet-Based Multimedia Content to 3G Video Devices FAIR LAWN, N.J.--(BUSINESS WIRE)--June 2, 2005--RADVISION (Nasdaq: RVSN - News) today announced that Hutchison 3G Austria, operating in the market under the brand "3," is using RADVISION's SCOPIA(TM) advanced video services platform as a key network component in 3's WCDMA 3G network to enable advanced visual information and entertainment services.

Hutchison 3G Austria is a wholly-owned subsidiary of Hutchison Whampoa Limited ("HWL"). Based in Hong Kong, HWL was granted an UMTS license in November 2000 to operate third generation mobile services in Austria and, in May 2003, Hutchison 3G Austria launched the first purely mobile multimedia service in the Austrian market under the brand "3". Since the launch date the Company has already acquired more than 240,000 "3" customers (as of March 30, 2005).

"3 is the ideal model for the convergence of telecommunication, Internet and classic media over broadband mobile - providing innovative multimedia products and services for mobile usage (e.g. video call, video information services, etc.) and conventional mobile communication services (e.g. voice calls, SMS,
MMS) in a single device," said Boaz Raviv, General Manager of RADVISION's Network Business Unit. "Interactive information services based on real-time streaming of live and stored video content over the 3G-324M network protocol, are of course a crucial component of this next-generation architecture. We are proud that our solution is playing a key role in enabling the delivery of these services while at the same time paving the way for deployment of additional services such as video telephony and other video applications."

Berthold Thoma, CEO of Hutchison 3G Austria, declared: "By partnering with some of the most innovative companies, 3 is delivering superior visual services to its customers. By working with RADVISION and building our video information service around the SCOPIA(TM) solution, we will be able to offer our Austrian customers high-quality, easy-to-use video services on their 3G Mobile."

The RADVISION SCOPIA(TM) advanced video services platform supports interactive real time video services from IP-based end points (over RTSP or Real Time Streaming Protocol) and 3G-324M-enabled handsets. This solution complements RADVISION's already popular SCOPIA(TM) 3G video gateway solution, which integrates 3G-324M enabled mobile video phones and PDAs with IP-based (SIP and H.323-based) video end points. The platform also enables mobile videophones to utilize additional resources on the IP network including multipoint conferencing bridges to host three or more parties in a single session, voice and video gatekeepers, and terminals.

RADVISION noted that a portion of the proceeds from the transaction with Hutchison 3G Austria was recognized in prior quarters.

About RADVISION Carrier Solutions

RADVISION has a twelve year track record in pioneering multimedia communications and conferencing solutions for the services provider market - both IP wireline and more recently broadband wireless. The company offers infrastructure, developer toolkits, and professional services for equipment developers and service providers to develop and/or offer their customers a wide variety of high-revenue multimedia solutions and services including: IP telephony, point-to-point and multipoint video telephony, wireless to landline (IP) video connectivity services, group video chats and videoconferencing, residential video telephony, broadband remote surveillance/monitoring, 3G video streaming and video mail connectivity.

About RADVISION

RADVISION LTD. (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.

About 3:

Hutchison 3G Austria is a wholly owned subsidiary of Hutchison Whampoa Limited ("HWL"). Based in Hong Kong, HWL has been granted an UMTS license in November 2000 to operate third generation mobile services in Austria. In May 2003, Hutchison 3G Austria launched the first purely mobile multimedia in the Austrian market under the brand "3" and has already acquired the status of UMTS market leader with a total of 240,000 customers (as of March 2005). 3 is a convergence of telecommunication, internet and classic media, providing innovative multimedia products and services for mobile usage (e.g. video call, video clips, etc.) and conventional mobile communication services (e.g. voice calls, SMS,
MMS).

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

--------------
Contact:
     Corporate Contacts:
     RADVISION
     Tsipi Kagan, 201-689-6340
     Chief Financial Officer
     cfo@radvision.com
     or
     Lior Zadicareo, +972-3-776-9650
     Marketing Director
     liorz@radvision.com
     or
     Investor Relations:
     Comm-Partners LLC
     June Filingeri, 203-972-0186
     junefil@optonline.net

                                                                          ITEM 2

Press Release                                             Source: RADVISION LTD.

RADVISION Brings Advanced Conferencing Functionality to Microsoft Office Live Communications Server 2005 and Microsoft Office Communicator 2005

Monday June 6, 8:03 am ET

RADVISION's Click to Meet, Combined with Microsoft's Real-Time Collaboration Platform, Delivers the Most Technologically Advanced Communications Solution Available for the Desktop Today

ORLANDO, Fla. & FAIR LAWN, N.J.--(BUSINESS WIRE)--June 6, 2005-- RADVISION LTD. (Nasdaq: RVSN - News) today announced the integration of its award-winning desktop-conferencing solution, Click to Meet(TM) for Microsoft(R) Office Live Communications Server 2005, with Microsoft Office Communicator 2005. RADVISION's desktop solution integrates with Microsoft's Real-Time Collaboration platform, providing the most technologically advanced communications and collaboration solution available today.

The advanced functionality is achieved through integration with the new Communicator SIP-CX conferencing functionality. The combined solution allows a user to initiate a full multiparty audio and video conference with complete conference control directly from within the Communicator client. It also provides each participant the flexibility to join using his/her preferred device
- Communicator, a phone, a video conferencing system or even a mobile 3G videophone.

RADVISION and Microsoft worked together on this solution, which allows IT managers to implement a distributed, software-based, rich media communications solution that integrates with Microsoft's real-time collaboration platform for a seamless communications experience at the user's desktop. The combined solution enables information workers to find, connect, communicate and collaborate in real-time with colleagues, partners and customers regardless of location.

RADVISION will be demonstrating the combined Click to Meet and Microsoft Office Live Communications Server solution this week in Booth #648 at TechEd 2005 in Orlando, FLA. The demonstration will feature high-quality, fully interactive multipoint voice, video and data conferencing with full connectivity to all voice and video devices. The solution will also be demonstrated this week in Booth #3187 at InfoComm05 in Las Vegas, NV.

"Microsoft is excited that RADVISION is announcing this Click to Meet voice, video and data conferencing solution running on Live Communications Server 2005. This combined integrated communications solution demonstrates our shared vision of delivering secure, scalable, real-time productivity tools that will further empower information workers to do their jobs more effectively," said Marc Sanders, Senior Product Manager in the Real-Time Collaboration Group at Microsoft. "Our joint customers will be able to share and collaborate on issues, information and ideas with virtually anyone, anytime, from anywhere and on any device."

"The employee desktop is becoming the leading choice for multimedia communications - driven by low cost and easy-to-use devices and software end points brought to market by Microsoft and others," said Gadi Tamari, CEO of RADVISION. "Microsoft's continued efforts in delivering rich presence and integrated communications capabilities are taking the industry to a new level and we are proud that we have complemented their solution with our market-proven technology. We look forward to continuing our work with Microsoft to build secure, scalable real-time communications solutions for the enterprise and service provider."

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.


----------------
Contact:
     RADVISION
     Tsipi Kagan, 201-689-6340
     cfo@radvision.com
     or
     Comm-Partners LLC
     Investor Relations:
     June Filingeri, 203-972-0186
     junefil@optonline.net

                                                                          ITEM 3

Press Release                                                  Source: RADVISION

RADVISION  Offers the World's  First  Remote  3G-324M  Interoperability  Testing
Service

Friday June 17, 7:18 am ET

FAIR LAWN, N.J.--(BUSINESS WIRE)--June 17, 2005--RADVISION (Nasdaq:RVSN - News)

o Industry's First Solution for Remote 3G Handset and Server Interoperability Testing Enables Vendors to Test Equipment on the Hottest Issues in 3G-324M Today
- Control Message Sizes and Faster Call Setup Time

RADVISION (Nasdaq:RVSN - News) today announced the availability of the world's first remote 3G-324M interoperability testing service. The service, which will provide vendors of 3G-324M terminals and servers with a full scale, comprehensive testing facility to test pertinent interoperability issues, introduces a new level of IOT (Interoperability Testing). RADVISION's remote testing platform is built on test cases defined by RADVISION and the IMTC (International Multimedia Teleconferencing Consortium), the internationally recognized authority for multimedia standards interoperability.

Two of the most pressing interoperability issues in 3G video telephony today focus on CCSRL and WNSRP. CCSRL is a mechanism defined by the ITU-T recommendation H.324 / Annex C for segmentation and reassembly of large control frames. The IMTC 3G-324M activity group recently noted that the size of a data unit (CCSRL-SDU) must be limited to 256 octets; however, the maximum size of an NSRP command that packs a CCSRL segment is 2048 octets. Supporting CCSRL is mandatory for 3G-324M equipment vendors as part of the standards effort to ensure reliability of H.245 messages exchange. Vendors will be able to conduct tests against a remote reference terminal that supports sending and receiving CCSRL-SDUs up to 2048 octets.

The second issue that has become central to 3G-324M interoperability concerns the proposed WNSRP standard. WNSRP presents an elegant answer to the challenge of reducing call setup time and has been widely adopted by a large majority of the world's leading 3G vendors and mobile operators. The method is based on NSRP (Numbered Simple Retransmission Protocol) as defined in H.324 Annex A and calls for an additional windowing mechanism that allows faster call setup time by removing the dependency between sent and received messages thereby reducing the amount of round trips required in the call setup stage.

RADVISION's remote IOT service will be available free of charge during the upcoming months on a prescheduled basis using a remote ISDN or WCDMA connection. Testing companies will receive a complete report of the test session that will provide information on call flow, statistics, and interoperability based on the performance of the terminal under test. The test results are confidential and will be sent solely to the vendor who performs the testing. Detailed information is available on RADVISION's web site at www.radvision.com.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video, and data over IP and 3G networks. For more information please visit our website at www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

------------------

Contact:
     RADVISION
     Tsipi Kagan, 201-689-6340
     cfo@radvision.com
     or
     Adi Paz, +972-3-767-9636
     adip@radvision.com
     or
     Investor Relations:
     Comm-Partners LLC
     June Filingeri, 203-972-0186
     junefil@optonline.net

                                                                          ITEM 4

Press Release                                             Source: RADVISION Ltd.

ADVISORY/RADVISION Showcases Innovative Videoconferencing Solutions at Cisco's Annual User Conference in Las Vegas

Tuesday June 21, 7:00 am ET

LAS VEGAS & FAIR LAWN, N.J.--(BUSINESS WIRE)--June 21, 2005--RADVISION LTD. (Nasdaq: RVSN - News) today announced that it is showcasing new and innovative conferencing solutions at the Cisco Networkers 2005 Conference being held June 20-23, 2005 at the Las Vegas Convention Center, Las Vegas, NV, booth #1108. During the four-day event, RADVISION will be demonstrating connectivity between Cisco IP telephony and Microsoft desktop solutions. This provides end users with the flexibility to initiate full multiparty audio and videoconference calls from their preferred device including a Cisco IP phone, any H.323 endpoint, mobile phones and Microsoft Office Communicator. Additionally, attendees will be able to view a demonstration of RADVISION's iView Communication Manager, a web-based application for managing and monitoring visual communications in multi-site enterprise deployments.

WHAT:   RADVISION will be showcasing two first-time demonstrations:
        1) a Cisco VT Advantage-enabled IP phone, Microsoft Office Communicator 2005, a mobile phone, and a Sony TL50 H.323 endpoint communicating within the same video call, and; 2) iView Communication Manager (ICM) in a Cisco IP telephony environment. ICM provides scheduling and monitoring capabilities as well as capacity, resource, and device management in audio, video, and data conferences in multi-site deployments.

WHEN:   Monday, June 20 - Thursday, June 23, 2005

WHERE: Cisco North American Networkers 2005 Conference, Las Vegas Convention Center, 3150 Paradise Road, Las Vegas, NV 89109, Booth #1108

The Networkers event is Cisco's largest, global customer event of the year, attracting more than 4500 technical Cisco users, including senior engineers, network operations managers and developers from a variety of enterprises, Cisco partners and resellers, service providers, education and government.


For more information about the Cisco Networkers 2005 Conference, visit http://www.cisco.com/en/US/learning/le21/le34/learning_ networkers_home.html
(Due to the length of this URL, it may be necessary to copy and paste this hyperlink into your Internet browser's URL address field. You may also need to remove an extra space in the URL if one exists.)

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.


Contact:
     RADVISION
     Tsipi Kagan, 201-689-6340
     cfo@radvision.com
     or
     Media Contact:
     Michal Raz, 404-480-5218
     michal@radvision.com
     or
     Comm-Partners LLC
     Investor Relations:
     June Filingeri, 203-972-0186
     junefil@optonline.net

                                                                          ITEM 5

Press Release                                                  Source: RADVISION

RADVISION's Server Platform Tapped by Leading Telecommunications Provider to Develop IP Networking Applications

Wednesday June 29, 7:00 am ET

UP Technologies (China) Co. Ltd. Selects RADVISION's SIP Server Platform to Quickly Provide Presence Capabilities Across UP Technologies' IP Network Product Line FAIR LAWN, N.J.--(BUSINESS WIRE)--June 29, 2005-- RADVISION (Nasdaq:RVSN -
News) today announced that UP Technologies Co. Ltd. (UPTech) is using RADVISION's Session Initiated Protocol (SIP) Server platform to develop presence applications for instant messaging solutions in its UU line of Internet Protocol
(IP) network products.

UPTech is a leading telecommunications solutions provider in China specializing in providing next-generation platforms that work with Internet networks as well as with existing public switched telephone networks (PSTN) and mobile networks. With its uPass(TM) system, UPTech combines new and existing services over a single IP infrastructure. The UU multimedia instant messaging product line is built on the uPass system and includes seamless Internet-Mobile-PSTN voice messaging tools for enterprise as well as personal users.

RADVISION's SIP Server Platform greatly simplifies and accelerates product development by providing a standards-compliant, robust and high performance implementation of SIP server functionality controlled through a multi-level, intuitive application program interface (API). UPTech licensed the RADVISION SIP Server Platform as well as options including the Back-to-Back User Agent (B2BUA) and Event server modules on Linux.

"We selected RADVISION because of its reputation and the proven capabilities of its SIP Server Platform," said Mr. Hou Limin, Chief Technology Officer of UPTech. "Our goal was to provide reliable, seamless integrated IP services within the UU product line. Features such as an extremely user-friendly API and the B2BUA and Event Server components in the RADVISION platform made it easier for our designers to quickly and confidently deploy our UU line of multimedia instant messaging products."

Time to market and reliability are two key drivers when developing products for the IP market. By using the SIP Server Platform from RADVISION, UPTech was able to quickly develop a standards-compliant, Linux-based SIP server for reliably handling its UU Service subscription requests, provide notification of network status changes, and serve as an application interface to implement SIP events. The B2BUA component enabled them to reliably control the routing and connection of calls.

"We are very pleased that UPTech has chosen RADVISION products to implement its comprehensive line of IP products," said Adi Paz, Sr. Director of Product Management and Marketing for RADVISION's Technology Business Unit. "This type of application is where the RADVISION platforms and toolkits excel because our customers can skip costly development and maintenance steps, ensure reliability, speed up time to market, and subsequently gain significant competitive advantages when developing IP communications and networking solutions."

RADVISION's SIP Server Platform provides a complete framework for developing all types of SIP Server applications including proxies, redirect servers, registrars, presence servers and different types of B2BUAs. Network servers, such as the ones developed by UPTech, are essential network elements that make it possible for endpoints to communicate with each other by exchanging messages, registering user location, and seamlessly moving between networks. Servers can also provide enhanced functionality such as serving media, presence, applications, and event notification.

About RADVISION Developer Solutions

RADVISION's complete range of developer solutions, consisting of protocol toolkits and platforms, embedded frameworks, professional services, and automated testing tools, is designed based on a thorough comprehension of the developer's needs. The company's goal is to enable shorter time to market of robust, standards-compliant rich media applications. With the largest customer base in the industry and a long-standing record of market leadership, RADVISION provides a unique package of award-winning technology, accumulated experience, and established expertise. RADVISION developer solutions address the full development cycle for rich media products, services, and solutions over the entire range of communication infrastructures (Broadband, 3G, WiFi, and WiMax).

About RADVISION

RADVISION LTD. (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video, and data over IP and 3G networks.
For more information please visit our website at www.radvision.com.

About UP Technologies Co. Ltd.

UP Technologies (China) Co. Ltd. (UP Tech) is a start-up company funded by top-tier venture capitalists in February 2003. Headquartered in Beijing, UP Tech has a presence in both the US and China, with two state-of-the-art R&D centers in Beijing and Shenzhen. These strategic locations provide ideal settings for R&D and manufacturing for the company's ODM/OEM customers around the globe. The company focuses on developing product solutions and ODM platforms under the brand of uPass, a concept of providing new and existing telecom and information services over the IP infrastructure. With an experienced R&D team, seasoned management, strong financial backing, and established channels to the China market, UP Tech aims to become a leading IP communications company in the world.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

----------------

Contact:
     RADVISION
     Tsipi Kagan, 201-689-6340
     cfo@radvision.com
     or
     Adi Paz, +972-3-767-9636
     adip@radvision.com
     or
     Comm-Partners LLC
     Investor Relations:
     June Filingeri, 203-972-0186
     junefil@optonline.net

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               RADVISION LTD.
                                  (Registrant)



                               By /s/Arnold Taragin
                                  -----------------
                                  Arnold Taragin
                                   Corporate Vice President and General Counsel



Date:  June 30, 2005